June 26, 2008

Yossi Attia, Chief Executive Officer
Emvelco Corp.
10990 Wilshire Boulevard
Suite 1220
Los Angeles, CA 90024

> **Re:** **Emvelco Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-12000**
> **Filed June 18, 2008**

Dear Mr. Attia:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note that you have entered into an Agreement and Plan of Exchange with Davy Crockett Gas Company, LLC and its members and that you issued Series A Convertible Preferred Stock to these members pursuant to the terms of the amended agreement. We also note that you are seeking shareholder approval of the issuance of common shares upon conversion of the Series A preferred shares and an increase in the amount of authorized shares of common stock from 35,000,000 to 400,000,000. Please revise the proxy statement to discuss the consequences if you do not receive shareholder approval for the proposals, including any impact on your agreement with Davy Crockett Gas Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Stephen M. Fleming, Esquire (by facsimile)